BIOCUREX, INC.
                           7080 River Road, Suite 215
                       Richmond, British Columbia V6X 1X5
                                 (866) 884-8669

                               September 19, 2012


Kristen Lochhead
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Biocurex, Inc.
            File No. 000-26947


     In connection with the response of Biocurex, Inc. to the staff's comments regarding the Company's 1934 Act reports, the Company understands that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very Truly Yours,


                                    /s/ Ricardo Moro
                                    -----------------------------------------
                                    Dr. Ricardo Moro, Chief Executive Officer



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